Written By Julien Uhlig

ZERO CARBON- WELCOME TO 132 NEW INVESTORS- WEEKEND UPDATE

Thank you all for your Support! We are so close to crossing the 100.000 USD in the two-week mark. Help us to go further and end the Ocean Plastic Pandemic.

ZERO CARBON Welcomes 125 New Investors in WeFunder - Update Ma...

The waste issue is getting worse over the years, and we think it can potentially grow more extensive than the current COVID-19. It has become a pandemic jeopardizing the future livelihoods of our world. The South of Bali, for instance, is an area prominent with some of the most pristine, beautiful beaches in the world. During the last wet season, the unmanaged waste ended up in the seawater and the beach. The result of this circumstance was detrimental to both the environment and humans alike. It destroyed marine life, raised seawater's acidity, endangered locals' health, and ultimately impaired tourism, the Balinese primary income source. It was the reason why the EX Zero Carbon team picked the Udayana University in the South of Bali to house the first commercial pilot on the island. The university is the island's epicenter of education, which combines both classrooms and hands-on implementations. The X5 reactor, among other things, will also support their academic requirements for the future. When the team met the Udayana University's Faculty of Mechanical Engineering last week, the team was excited about execution. The machine is currently undergoing a commissioning process; then, it will be good to execute tasks!

The reactor is currently assisting Udayana University in the South of Bali. Julien Uhlig, EX Zero Carbon's CEO, plans to expand the reactor to every side of the world. This Thursday, May 27, 2021 at 09:00PM (GMT+8), Uhlig will be inviting investors to join him in a post-launching campaign. The machine was officially released on May 6, 2021, through a launching party attended by the greatest minds in clean technology and some of the most influential individuals in the technology world. On May 27, 2021, the event would discuss the Zero Carbon's reactor's main functionality, the future possibility into Solid Oxide Fuel Cell (SOFC), and EX Zero Carbon's strategies to help end the dire waste pandemic. Additionally, Uhlig would also invite private and angel investors and other individuals around the world in discussion and Q&A sessions about the machines.

Uhlig is currently spearheading t[illegible]Carbon team, working on fundraising to further commercialize the reactor via a crowdfunding platform **WeFunder**. On the crowdfunding platform, 96 users have reserved the investment on the machine, and the funding is foreseen to grow rapidly. With the current rate of funding raised, Zero Carbon would be likely to complete half the targeted fund in two quarters. The Zero Carbon machines, called the X5 and X50, are the brainchild of engineering team MFC, spearheaded by CTO Michael Hofmeister and business team EX, led by CEO Julien Uhlig. Both companies have been working on the success rate and viability of the reactors for the past decades, undergoing rounds of tests, problem-solving, and redevelopments. EX Zero Carbon is currently profitable and running on zero debt, a solid foundation for a clean technology startup. The company aims for a Series A by the year-end while operating in a lucrative clean technology industry whose market size is valued at around $44billion by 2027.

The X5 reactor disrupts the existing waste management and energy production by decentralizing waste management through a waste-to-energy reactor that converts waste to clean gas onsite. The reactor offers validated technology with meager emission standards. Though some other companies had resolved this issue, most of their technologies were made for communities with a larger volume of waste. Both Zero Carbon machines operate on lower waste intake. The X5 converts 5kg of mixed waste, and the X50 converts 42kg of mixed waste on an hourly basis. The machines give an alternative method to existing systems, requiring at least approximately 150kg of waste to process hourly, sometimes more. Both reactors have undergone 15 years of research, development, and more than 30 university tests in Germany's Zittau Görlitz University of Applied Sciences.

Most of Zero Carbon's **WeFunder** investors are angel and private investors who genuinely aim to tackle global waste issues. The funding raised here will be used for viability tests, which can cost up to USD20,000, business partnerships, and the marketing and distribution of the reactors. The team brings this machine to a billion-dollar market previously funded by Kleiner Perkins, Wellington, Triple Point Capital, and Waste Management, Inc., among the most prominent names. The mentioned companies have also supported the numerous redevelopments and redistributions of the reactors. EX Zero Carbon has taken the liberty to learn to develop the best version of Zero Carbon reactors.

The German-based startup is cu[illegible]omizing itself to enter the U.S. market. With the aim of nationwide expansion, the startup operates on a business model to build, manage, and maintain units on landfills. Soon enough, the startup plans to expand to many industries, including governmental (rural electrification and micro-grids), wastewater treatment, and other commercial outlets.

Disclaimer:
We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

business - business capital - venture capital - fundraising



Julien Uhlig

‹ SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE

Zero Carbon Technology Explained! Why it is so disruptive? ›

Share and see wonderful investor pitches and innovative ideas in our free investor startup community

EX VENTURE PTE LTD. SINGAPORE

20A Tanjong Pagar Road, Singapore, 088443

PRIVACY POLICY

WE ARE LIVE TO HELP